Exhibit 99.1

CyberArk Announces Record Fourth Quarter and Full Year 2015 Results
Fourth quarter total revenue of $51 million increases 42% year-over-year
Full year total revenue of $161 million increases 56% year-over-year

Newton, Mass. and Petach Tikvah, Israel – February 11, 2016 – CyberArk, (NASDAQ: CYBR), the company that protects organizations from cyber attacks that have made their way inside the network perimeter, today announced financial results for the fourth quarter and year ended December 31, 2015.

“2015 was another record year for CyberArk,” said Udi Mokady, CyberArk CEO. “We executed on our strategy to expand our sales and marketing reach, enhance our product offering, and strengthen our position as the recognized leader in Privileged Account Security.  Our investments delivered record results across all financial and operational metrics.  As we enter 2016, we believe that the momentum in our business positions us to capitalize on the rapidly growing, greenfield opportunity for this must-have new layer of enterprise security and to continue to deliver strong growth and solid profitability.”

Financial Highlights for the Fourth Quarter Ended December 31, 2015

Revenue:

•	Total revenue reached $51.5 million, up 42% compared with the fourth quarter of 2014.
•	License revenue was $33.0 million, up 35% compared with the fourth quarter of 2014.
•	Maintenance and Professional Services revenue was $18.4 million, up 55% compared with the fourth quarter of 2014.

Operating Income:

•
GAAP operating income was $10.9 million, an increase from $9.5 million in the fourth quarter of 2014.  Non-GAAP operating income was $15.2 million, an increase from $10.1 million in the fourth quarter of 2014.

Net Income:

•
GAAP net income was $9.9 million, or $0.28 per diluted share, compared to GAAP net income of $6.7 million, or $0.19 per diluted share, in the fourth quarter of 2014.   Non-GAAP net income was $13.8 million, or $0.39 per diluted share, compared to $7.2 million, or $0.21 per diluted share, in the fourth quarter of 2014.

Financial Highlights for the Full Year Ended December 31, 2015

Revenue:

•	Total revenue was $160.8 million, up 56% compared with 2014.
•	License revenue was $100.1 million, up 63% compared with 2014.
•	Maintenance and Professional Services revenue was $60.7 million, up 46% compared with 2014.

Operating Income:

•	GAAP operating income was $33.2 million, an increase from $20.5 million in 2014. Non-GAAP operating income was $43.6 million, an increase compared to $22.0 million in 2014.

Net Income:

•
GAAP net income was $25.8 million, or $0.73 per diluted share, an increase compared to GAAP net income of $10.0 million, or $0.34 per diluted share, in 2014. Non-GAAP net income was $35.3 million, or $1.00 per diluted share, an increase compared to $15.8 million, or $0.53 per diluted share, in 2014.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP operating income and net income for the three and twelve months ended December 31, 2015 and 2014. An explanation of these measures is also included below under the heading “Non-GAAP Financial measures.”

Balance Sheet and Cash Flow From Operations:

•
As of December 31, 2015, CyberArk had $238.3 million in cash and cash equivalents and short-term deposits. This compares with $249.7 million in cash and cash equivalents and short-term deposits as of September 30, 2015 and $177.2 million as of December 31, 2014.

•	During 2015, the Company generated $59.2 million in cash flow from operations, an increase compared to $23.2 million during in 2014.

Business Outlook

Based on information available as of February 11, 2016, CyberArk is issuing guidance for the first quarter and full year 2016 as indicated below.

First Quarter 2016:

•	Total revenue is expected to be in the range of $42.5 million to $43.5 million which represents 29% to 32% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $6.9 million to $7.7 million.
•	Non-GAAP net income per share is expected to be in the range of $0.15 to $0.16. This assumes 35.9 million weighted average diluted shares.

Full Year 2016:

•	Total revenue is expected to be in the range of $205 million to $207 million which represents 27% to 29% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $39.7 million to $41.3 million.
•	Non-GAAP net income per share is expected to be in the range of $0.83 to $0.86. This assumes 36.3 million weighted average diluted shares.

Conference Call Information

CyberArk will host a conference call today, at 4:30 p.m. Eastern Time (ET) to discuss the company’s fourth quarter and year end financial results and its business outlook.  To access this call, dial +1 844-237-3590 (U.S.) or +1 484-747-6582 (international).  The conference ID is 22614775. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s web site at www.cyberark.com.  Following the conference call, a replay will be available for one week at +1 855-859-2056 (U.S.) or +1 404-537-3406 (international). The replay pass code is 22614775. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s web site at www.cyberark.com.

About CyberArk

CyberArk (NASDAQ: CYBR) is the only security company focused on eliminating the most advanced cyber threats; those that use insider privileges to attack the heart of the enterprise. Dedicated to stopping attacks before they stop business, CyberArk proactively secures against cyber threats before attacks can escalate and do irreparable damage. The company is trusted by the world’s leading companies – including 40 percent of the Fortune 100 and 17 of the world’s top 20 banks – to protect their highest value information assets, infrastructure and applications. A global company, CyberArk is headquartered in Petach Tikvah, Israel, with U.S. headquarters located in Newton, MA. The company also has offices throughout EMEA and Asia-Pacific. To learn more about CyberArk, visit www.cyberark.com.

Copyright © 2016 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP.

•
For the three months and year ended December 31, 2015, non-GAAP operating income is calculated as operating income excluding secondary offering related expenses, share-based compensation expense, amortization of intangible assets related to acquisitions, and acquisition related expenses. For the three months and year ended December 31, 2014, non-GAAP operating income is calculated as operating income excluding share-based compensation expense.

•
For the three months and year ended December 31, 2015, non-GAAP net income is calculated as net income excluding secondary offering related expenses, share-based compensation expense, amortization of intangible assets related to acquisitions, acquisition related expenses, and the tax effects related to the non-GAAP adjustments and for the three months and year ended December 31, 2014, non-GAAP net income is calculated as net income excluding share-based compensation expense and financial expenses resulting from the revaluation of warrants to purchase preferred shares.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, the Company believes that providing non-GAAP financial measures that exclude share-based compensation, secondary offering related expenses, acquisition related expenses, and amortization of intangible assets related to acquisitions allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. In addition, the Company believes that excluding financial expenses with respect to revaluation of warrants to purchase preferred shares allows for more meaningful comparison between its net income from period to period, especially since upon the closing of the IPO, the warrants were exercised for ordinary shares, and as a result, are no longer evaluated at each balance sheet date. The Company believes that expenses related to its secondary offerings and acquisitions as well as amortization of intangible assets related to acquisitions do not reflect the performance of its core business and would impact period-to-period comparability.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measures to evaluate its business.

Cautionary Language Concerning Forward-Looking Statements

This release may contain forward-looking statements, which express the current beliefs and expectations of CyberArk’s management. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the new and rapidly evolving cyber threat landscape; failure to effectively manage growth; fluctuations in quarterly results of operations; real or perceived shortcomings, defects or vulnerabilities in the Company’s solution or the failure of the solution to meet customers’ needs; the inability to acquire new customers or sell additional products and services to existing customers; competition from IT security vendors; our ability to successfully integrate Viewfinity, including by selling products to each other’s existing customers; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

###

Investor Contact:
Erica Smith
CyberArk
617-558-2132
ir@cyberark.com

Media Contact:
Christy Lynch
CyberArk
617-796-3210
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2014	2015	2014	2015

Revenues:
License	$24,451	$33,037	$61,320	$100,113
Maintenance and professional services	11,854	18,429	41,679	60,699

Total revenues	36,305	51,466	102,999	160,812

Cost of revenues:
License	831	1,571	2,654	5,088
Maintenance and professional services	3,681	5,227	12,053	17,572

Total cost of revenues	4,512	6,798	14,707	22,660

Gross profit	31,793	44,668	88,292	138,152

Operating expenses:
Research and development	4,163	7,705	14,400	21,734
Sales and marketing	14,788	20,580	44,943	66,206
General and administrative	3,336	5,483	8,495	16,990

Total operating expenses	22,287	33,768	67,838	104,930

Operating income	9,506	10,900	20,454	33,222

Financial expenses, net	(555)	(233)	(5,988)	(1,479)

Income before taxes on income	8,951	10,667	14,466	31,743

Taxes on income	(2,291)	(734)	(4,512)	(5,949)

Net income	$6,660	$9,933	$9,954	$25,794

Basic net income per ordinary share	$0.22	$0.30	$0.46	$0.80
Diluted net income per ordinary share	$0.19	$0.28	$0.34	$0.73

Shares used in computing net income
per ordinary shares, basic	30,466,847	33,243,103	13,335,059	32,124,772
Shares used in computing net income
per ordinary shares, diluted	34,673,940	35,727,077	29,704,730	35,322,716

Share-based Compensation Expense:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2014	2015	2014	2015

Cost of revenues	$69	$213	$137	$499
Research and development	73	972	172	1,507
Sales and marketing	197	1,185	347	2,214
General and administrative	208	966	917	2,829

Total share-based compensation expense	$547	$3,336	$1,573	$7,049

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	December 31,
	2014	2015

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$124,184	$234,539
Short-term bank deposits	52,997	3,713
Trade receivables	19,263	20,410
Prepaid expenses and other current assets	2,078	3,293

Total current assets	198,522	261,955

LONG-TERM ASSETS:
Property and equipment, net	2,148	3,584
Intangible assets, net	-	18,558
Goodwill	-	35,145
Severance pay fund	3,060	3,230
Prepaid expenses and other long-term assets	1,021	1,954
Long-term deferred tax asset	5,801	9,998

Total long-term assets	12,030	72,469

TOTAL ASSETS	$210,552	$334,424

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,835	$2,530
Employees and payroll accruals	10,322	15,860
Deferred revenues	22,594	37,104
Accrued expenses and other current liabilities	6,942	9,366

Total current liabilities	41,693	64,860

LONG-TERM LIABILITIES:
Deferred revenues	9,566	17,285
Other long-term liabilities	184	188
Accrued severance pay	4,101	4,667
Long-term deferred tax liabilities	-	754

Total long-term liabilities	13,851	22,894

TOTAL LIABILITIES	55,544	87,754

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	79	86
Additional paid-in capital	134,486	200,107
Accumulated other comprehensive loss	(333)	(93)
Retained earnings	20,776	46,570

Total shareholders' equity	155,008	246,670

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$210,552	$334,424

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Twelve Months Ended
	December 31,
	2014	2015

Cash flows from operating activities:
Net income	$9,954	$25,794
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and Amortization	746	2,254
Share based compensation expenses	1,573	7,049
Tax benefit related to exercise of share options	(645)	(3,808)
Deferred income taxes, net	45	(4,093)
increase in trade receivables	(6,535)	(187)
increase in prepaid expenses and other
current and long-term assets	(159)	(1,183)
Increase (decrease) in trade payables	(145)	322
Changes in fair value of warrants to purchase preferred
shares	4,309	-
Increase in short term and long term deferred revenues	7,682	21,254
Increase in employees and payroll accruals	3,501	5,011
Increase in accrued expenses and other
current and long-term liabilities	2,827	6,353
Increase in accrued severance pay, net	42	394

Net cash provided by operating activities	23,195	59,160

Cash flows from investing activities:
Proceeds from short and long term deposits	2,533	49,329
Investment in short and long term deposits	(52,570)	(619)
Purchase of property and equipment	(1,408)	(2,066)
Payments for business acquisitions, net of cash acquired	-	(53,656)

Net cash used in investing activities	(51,445)	(7,012)

Cash flows from financing activities:
Issuance of shares, net	88,468	52,575
Tax benefit related to exercise of share options	645	3,808
Proceeds from exercise of options and warrants	942	1,824

Net cash provided by financing activities	90,055	58,207

Increase in cash and cash equivalents	61,805	110,355

Cash and cash equivalents at the beginning of the period	62,379	124,184

Cash and cash equivalents at the end of the period	$124,184	$234,539

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Operating Income to Non-GAAP Operating Income:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2014	2015	2014	2015

Operating income	$9,506	$10,900	$20,454	$33,222
Secondary offering related expenses	-	-	-	1,568
Share-based compensation	547	3,336	1,573	7,049
Amortization of intangible assets - Cost of revenues	-	340	-	359
Amortization of intangible assets - Research and development	-	478	-	749
Amortization of intangible assets - Sales and marketing		17		17
Acquisition related expenses	-	160	-	677

Non-GAAP operating income	$10,053	$15,231	$22,027	$43,641

Reconciliation of Net Income to Non-GAAP Net Income:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2014	2015	2014	2015

Net income	$6,660	$9,933	$9,954	$25,794
Secondary offering related expenses	-	-	-	1,568
Share-based compensation	547	3,336	1,573	7,049
Warrant adjustment	-	-	4,309	-
Amortization of intangible assets - Cost of revenues	-	340	-	359
Amortization of intangible assets - Research and development	-	478	-	749
Amortization of intangible assets - Sales and marketing	-	17	-	17
Acquisition related expenses	-	160	-	677
Taxes on income related to non-GAAP adjustments	-	(455)	-	(951)

Non-GAAP net income	$7,207	$13,809	$15,836	$35,262

Non-GAAP net income per share
Basic	$0.24	$0.42	$0.90	$1.10
Diluted	$0.21	$0.39	$0.53	$1.00

Weighted average number of shares
Basic	30,466,847	33,243,103	13,335,059	32,124,772
Diluted	34,673,940	35,727,077	29,704,730	35,322,716